File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 25th., 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: March 25th., 2004

Press Release

Vitro, S.A. de C.V holds General Shareholders Meeting

Garza Garcia, N.L., Mexico – March 25th, 2004 - Vitro S.A. de C.V. (BMV: VITROA; NYSE: VTO) today held its General Ordinary Shareholders Meeting to approve the Company’s 2003 financial results. Shareholders also approved a resolution to pay a cash dividend of Ps $0.30 (thirty cents) per common share, a Ps$2 billion reserve from the account Utilidades Acumuladas (Accumulated Net Income) for share repurchases, and elected members of the Board of Directors and the Examiners for the year 2004.

In addition, in accordance with the latest modifications of Stock Market legislation, changes in Vitro’s Social Statutes were approved at the General Extraordinary Shareholders Meeting.

The cash dividend will be paid April 14th, 2004, in exchange for coupon # 63, from the item Cuenta de Utilidad Fiscal Neta (After Tax Income Account). The dividend, therefore, is not subject to a withholding tax pursuant to the current Mexican Income Tax Law.

In addition, Vitro´s business strategy, initiated several years ago and currently being implemented, was again endorsed by shareholders. The strategy calls for Vitro to focus on glass related businesses, to strengthen its financial position, maximize operational efficiency, reinforce its international presence, seek investment opportunities and joint ventures and continue the program to reduce costs through alternative energy source technology.

“As we continue to pursue this business strategy, we expect to see increasingly positive results in 2004, as we have seen in the most recent previous quarters ”, said Federico Sada, Vitro’s Chief Executive Officer.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in seven countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

For further information, please contact:

(Media Monterrey): Albert Chico Smith Vitro, S. A. de C.V. +52 (81) 8863-1335 achico@vitro.com	(Media Mexico D.F.): Eduardo Cruz Vitro, S. A. de C.V. +52 (55) 5089-6904 ecruz@vitro.com	(Financial Community): Beatriz Martinez/Gerardo Guajardo Vitro, S. A. de C.V. +52 (81) 8863-1258/1240 bemartinez@vitro.com gguajadro@vitro.com	(U.S. Contacts): Alex Fukidis/Susan Borinelli Breakstone & Ruth Int. (646) 536-7012 / 7018 afudukidis@breakstoneruth.com sborinelli@breakstoneruth.com